Juniper Investment Company, LLC

JUNIPER INVESTMENT COMPANY	600 Madison Avenue New York, New York 10022 212 339 8500

CONFIDENTIAL

May 12, 2013

Members of the Board of Directors
Theragenics Corporation
Attention: M. Christine Jacobs
Chairman and Chief Executive Officer
5203 Bristol Industrial Way
Buford, Georgia 30518

Dear Ms. Jacobs and Members of the Board of Directors,

Ι wanted to provide you with a revised letter expressing our interest in acquiring Theragenics Corporation (“Theragenics” or the “Company”).  The following ‘‘Indication of Interest” includes a preliminary, nonbinding proposal for an all-cash acquisition of Theragenics by Juniper Investment Company, LLC (“Juniper”).  As you are aware, our affiliate, the Juniper Public Fund, L.P. is a significant shareholder of Theragenics, and we have appreciated the opportunity to develop a deep understanding of the Company in connection with that investment.  We think highly of Theragenics’s management team and employees and believe that you have built an excellent business.  We hope that you and the rest of the Board of Directors find this Indication of Interest to be compelling and look forward to an opportunity to work with you to complete a transaction.

Juniper Investment Company
Juniper Investment Company was founded in 2007 by Alexis Michas and John Bartholdson to develop and manage alternative investment offerings that address unique market opportunities.  The principals of Juniper have extensive private equity investment experience dating back to 1981 encompassing the activities of our predecessor organizations, Merrill Lynch Capital Partners (1981-1999) and Stonington Partners (1994-2010).  These activities encompass the acquisition of over 50 companies totaling over $22 billion in total consideration and involving the investment of approximately $3.2 billion of equity capital across a range of industries.  Juniper’s affiliate, the Juniper Public Fund, L.P., has been a significant shareholder of the Company since 2010 and holds 2,198,744 shares of the Company’s common stock, representing approximately 7.08% of the total outstanding shares.  As a result of our ownership and discussions with the Company’s management, we have developed a deep understanding of Theragenics.

Transaction Overview
Based upon our review of financial and other information regarding the Company, we are prepared to pursue a transaction in which Juniper, through a newly-formed acquisition vehicle, would pay $2.25 to $2.30 per share in cash to acquire 100% of the outstanding shares of the Company through a merger transaction (the “Transaction”).

The low end of this proposed range represents a 51% premium to the closing price of $1.49 per share as of May 10, 2013 and a 49% premium to the 30-day average closing price of $1.51 per share as of the same date.  We believe that the substantial premium that our proposal represents should be very compelling for the Company’s shareholders.

JUNIPER INVESTMENT COMPANY

This non-binding Indication of Interest remains contingent upon, among other things:

i.	satisfactory completion of our due diligence review of the Company;
ii.	the receipt of financing for the transaction; and
iii.	the negotiation and execution of a mutually acceptable definitive merger agreement containing customary terms and conditions.

Timing and due diligence
In order to enter into a definitive merger agreement, we would require the opportunity to perform customary business and legal due diligence of the Company.  Given our knowledge of the business and time spent evaluating the Company in the past as part of our existing investment in the Company, we believe that the vast majority of our diligence is confirmatory in nature and can be completed very quickly.

lf you indicate your willingness to move forward on the terms outlined in this Indication of Interest, we are prepared to commit the resources needed to complete due diligence and negotiate and enter into a definitive agreement.  While we believe that we can work toward these goals expeditiously, pursuing a possible Transaction would require substantial effort and expense on the part of Juniper.  Juniper’s interest in pursuing a Transaction is therefore conditioned upon the Company entering into exclusive negotiations with us.  Accordingly, for a period of 30 days from our receipt of a fully-executed copy of this Indication of Interest, the Company agrees to deal exclusively with Juniper and cooperate with it in connection with a possible Transaction.  During such 30-day period, the Company will not, nor will it permit any of its affiliates or its or their respective representatives, officers, directors, equity holders, employees or other agents to, initiate, solicit, negotiate, discuss, enter into any agreement with respect to, or provide any information to any third party with respect to, the potential sale of the Company (or any of its subsidiaries), or a substantial interest therein (or any other transaction that would be inconsistent with the Transaction), whether by sale of assets or stock, merger, recapitalization, reorganization or other transaction, or provide any information to any third party in connection with any such potential transaction.  Consistent therewith, the Company will immediately suspend any existing activities or discussions regarding a potential sale of the Company with all parties other than Juniper.  Further, the Company agrees that it will disclose to Juniper any bona fide offers or inquiries that it receives regarding any such proposal or offer during such 30-day period.

Other than with respect to the foregoing paragraph, no binding obligation on the part of the undersigned or the Company shall arise with respect to this Indication of Interest or any possible Transaction unless and until a definitive merger agreement satisfactory to us and the Company is executed and delivered.  Assuming the Company’s agreement with the foregoing paragraph, Juniper expects that any such agreement would contain an appropriate “go shop” provision allowing the Company, for a period of 30 days from the date of execution of such agreement, the ability to solicit interest from third parties in connection with an alternative transaction to the Transaction.

Shearman and Sterling LLP, our legal advisor, is prepared to assist us immediately in pursuing a possible Transaction.  We would expect to negotiate a merger agreement simultaneously with our due diligence process and would be prepared to provide you with a draft agreement shortly.  We very much hope that you and the rest of the Board of Directors find this Indication of Interest compelling for the Company’s shareholders and look forward to working with you in connection with a possible Transaction.  We are very serious about this Transaction and believe that it is in our mutual interest to proceed promptly.  In that regard, we request that you respond to this letter no later than 12:00 p.m. on Monday, May 13, 2013.

JUNIPER INVESTMENT COMPANY

We and our legal advisors are available to discuss this offer at your convenience.

Juniper Investment Company 600 Madison Avenue, 16th Floor New York, NY 10022	Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022
Alexis P. Michas Managing Partner Telephone: 212 339 8508 Mobile: 917 992 7792 E-mail: apm@juniperfunds.com	Eliza W. Swann Partner Telephone: 212 848 8073 E-mail: eswann@shearman.com
John A. Bartholdson Partner Telephone: 212 339 8542 Mobile: 917 796 8190 E-mail: jab@juniperfunds.com

If you are in agreement with the terms set forth above and desire to proceed with a possible Transaction on that basis, please so indicate by executing a copy of this Indication of Interest and returning it to Juniper no later than 12:00 p.m. on Monday, May 13, 2013.
Please confirm your agreement with the foregoing by signing and returning by mail, fax or email to the undersigned a copy of this letter enclosed herewith.

JUNIPER INVESTMENT COMPANY

Please confirm your agreement with the foregoing by signing and returning by mail, fax or email to the undersigned a copy of this letter enclosed herewith.

JUNIPER INVESTMENT COMPANY, LLC

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

Accepted and Agreed as of This 12th day of May 2013

THERAGENICS CORPORATION

By:	/s/ M. Christine Jacobs
Name:	M. Christine Jacobs
Title:	Chairman, CEO and President